Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com
December 31, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Form POS AM; Accession Number: 0000741313-25-000216
PruLife® SVUL Protector
Registration Nos. 333-289933 and 811-03974
Pruco Life Insurance Company of New Jersey (Depositor)
Pruco Life of New Jersey Variable Appreciable Account (Registrant)

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of the Registrant, I hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 1 which was filed on December 30, 2025, together with all amendments and exhibits filed therewith (the “Filing”).

The wrong form type (POS AM) was inadvertently used for the Amendment, rather than the correct 485BPOS form type. The Company confirms that no securities were sold in connection with the Amendment.

The Company respectfully submits that the withdrawal of the Filing is consistent with the public interest and the protection of investors. Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Filing under Rule 477. The cooperation of the Staff is greatly appreciated in this matter.

If you have any questions, please contact me at 860-534-6087.

/s/ Christopher J. Madin	December 31, 2025

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company of New Jersey	Date
via EDGAR